EXHIBIT 12

                         UNITED SERVICES ADVISORS, INC.
                       COMPUTATION OF RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                                      YEAR ENDED JUNE 30
                                                       -----------------------------------------------------------------------------
                                                          1995             1994            1993            1992             1991
                                                       -----------      -----------     -----------     -----------      -----------

Income (loss) from continuing
  operations before provision for
  income taxes per statement of
  income .........................................     ($5,895,860)     $   770,975     $    91,466     ($  426,334)     $   312,320

Add
  Interest portion of rental expense (1) .........          16,671           15,351          31,616         104,036          104,710

  Interest expense ...............................       6,349,378          171,716         148,539          74,086          120,307
                                                       -----------      -----------     -----------     -----------      -----------
      Income as adjusted .........................         470,189          958,042         271,621        (248,212)         537,337
                                                       ===========      ===========     ===========     ===========      ===========

Preferred dividend requirements (2) ..............               0                0               0               0                0

Fixed charges
  Interest expense (a) ...........................       6,349,378          171,716         148,539          74,086          120,307
  Capitalized interest (b) .......................               0                0          16,422          17,361                0
  Interest portion of rental expense (c) .........          16,671           15,351          31,616         104,036          104,710
                                                       -----------      -----------     -----------     -----------      -----------
      Fixed charges (a)+(b)+(c) ..................     $ 6,366,049      $   187,067     $   180,155     $   178,122      $   225,017
                                                       ===========      ===========     ===========     ===========      ===========

Ratio of Earnings to Fixed Charges ...............             N/A             5.12            1.51             N/A             2.39
                                                       ===========      ===========     ===========     ===========      ===========


(1)  Amount deemed by management to represent the interest portion of rental expense.

(2) No preferred dividends have been required or paid.



EXHIBIT 12
(2 OF 2)

                                                              6 Months
                                                              Ended
                                                              Dec. 31, 1995

Income (loss) from continuing
  operations before income taxes and
  cumulative effect of change in accounting ...............   1,814,309

Fixed Charges
  Interest expense                                            3,655,627
  Interest portion of rental expense (1) ..................       6,792

Total Fixed Charges .......................................   3,662,419

Adjustment to income ......................................   3,662,419

Income before fixed charges ...............................   5,476,728

Ratio of Earnings to Fixed Charges ........................        1.50

(1) The amount deemed by the Company to represent the interest portion of such expense.